Exhibit 99.1

For Immediate Release

Novadaq Announces Acquisition of Surgical Lymph Node

and Tumor Margin Imaging System from Digirad

Toronto, Ontario — August 1, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of clinically-relevant imaging solutions for use in surgical and outpatient wound care procedures, today announced that it has acquired all assets relating primarily to the “Trapper” Surgical Imaging technology, and the Disposable Probe, previously in development by Digirad Corporation (NASDAQ: DRAD). Assets acquired include five patent applications, and Novadaq has also been granted exclusive license to 13 issued patents for use in the perioperative field. Novadaq will pay to Digirad, an upfront consideration of $2 million, and up to $1 million in deferred contingent payments based on the achievement of specific regulatory and commercial milestones. A royalty on sales will be paid for a period of five years from the date of the first commercial sale.

Trapper is a patented scintigraphy camera which is in development specifically for use in the operating room during surgery. It is used in conjunction with low doses of radionuclide tracer molecules which are commercially available today, and are commonly used in surgical oncology. Incorporating proprietary solid state technology, the system is compact and mobile, and all elements of its design such as the detector head size, articulating arm and target positioning software are customized for the surgical setting. Use in the operating room provides surgeons with visual localization of sentinel lymph nodes and tumors in situ immediately prior to surgery, as well as the ability to immediately confirm that the resection was a success. Initial clinical experience with alpha versions of the technology indicates that its use before, during and after surgery in the operating room, enables sentinel lymph node biopsies and tumor resections which are more accurate, efficient, and effective.

Novadaq has also acquired from Digirad, all assets related to the Disposable Probe. This product is a single-use-only, handheld device used to locate radiolabelled tissue based on an auditory signal. The Probe has been designed to be used either independently, or in conjunction with the imaging technology.

Dr. James Recabaren, Division of Surgical Oncology, USC Keck School of Medicine, stated: “The ability to image tumor margins and lymph nodes in the operating room will revolutionize surgery for breast and other cancers. Scintigraphy is a highly accurate and sensitive imaging technology. Placing this technology in the operating room and adding key surgery-specific features, scintigraphy will become a most important tool for surgeons; a tool with the potential to substantially improve the success of cancer surgeries, in addition to patient outcomes.”

Nathan Hall, MD, PhD, Associate Professor, Section Chief, Nuclear Medicine, The Ohio State University Wexner Medical Center, added: “At OSU, our clinical studies using an early version of the Trapper system showed that in approximately one third of breast cancer and melanoma patients undergoing sentinel lymph node biopsy, clinical patient management was changed as a result of having real-time intraoperative imaging information available to the surgeon during the surgical procedure, and the completeness of the sentinel lymph node biopsy procedure was improved. We found that having the camera available intraoperatively during these procedures did not negatively impact the workflow and overall significantly improved the surgeons’ ability to adequately and accurately perform the sentinel lymph node resection procedure.”

“The acquired technology will further enhance Novadaq’s value proposition to our surgeons,” commented Dr. Arun Menawat, President and Chief Executive Officer of Novadaq. “By providing scintigraphy and SPY Imaging technology, our goal is to enable surgeons to not only visualize perfusion and blood flow in vessels, but to also visualize lymph nodes and tumor margins in deeper tissue, all at the same time, in the same patient, in real-time, in the surgery suite.”

Novadaq will provide additional details regarding completion of the product development programs for the surgical imaging technology and disposable probe, as well as the clinical strategy, at the company’s Second Annual Analyst and Investor Day which will be held on November 18, 2013 in New York City.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY® fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. In August 2013, Novadaq acquired the surgical scintigraphy imaging technology which is being developed for perioperative imaging of sentinel lymph nodes and tumor margins. Our unique business model of partnering with market-leading companies to drive adoption of our imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218